1700 S. Patterson Boulevard

Dayton, OH 45479

August 30, 2006

Mr. Brad Skinner

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	NCR Corporation

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 10, 2006

Forms 10-Q filed during Fiscal 2006

Filed May 8, 2006 and August 4, 2006

Forms 8-K filed during Fiscal 2006

File No. 1-00395

Dear Mr. Skinner,

Thank you for your comment letter dated August 8, 2006 (the “Comment Letter”). We are interested in continuing to enhance our disclosures and, with that objective, have considered the Commission’s comments. Set forth below is NCR Corporation’s (the “Company”) response to your comments based on your review of NCR’s Form 10-K for Fiscal Year Ended December 31, 2005, Forms 10-Q filed during Fiscal 2006, and Forms 8-K filed during Fiscal 2006 (File No. 1-00395). The comments from your letter of August 8, 2006 are included below in bold. The Company’s response follows each comment. Please do not hesitate to contact me if there are any comments or questions concerning our responses or if we can be of further assistance.

Form 10-K for the period ended December 31, 2005

Management’s Discussion and Analysis, pages 9-22

Operating Expenses, page 19

1.	We note your response to previous comment number 1. Currently, the discussion of items that impacted operating expenses in 2005 does not indicate the extent to which changes in reported amounts are attributable to reductions in personnel costs, real estate costs or other costs or offsetting increases in expenditures related to demand creation or research and development activities. Separately, the discussion appearing

NCR Corporation

under the subheading “Restructuring and Re-engineering” does not provide any detail regarding the extent to which costs savings have impacted various financial statement line items such as cost of products, cost of services, selling, general and administrative and research and development expenses. As a result, it does not appear that the existing disclosure is sufficiently detailed to provide investors an understanding of the causes of the material changes in your financial statement line items. In view of this, revise your disclosure to provide a more detailed discussion of the causes of the material changes in your financial statement line items. Alternatively, explain to us why no revision is necessary. For further guidance, see Section III.D of SEC Release 33-6835.

Response:

The Company’s restructuring and re-engineering, which began in 2002, has resulted in cost savings primarily related to selling, general and administrative expenses. In future filings, the Company will revise its discussion of operating expenses to state the following:

“Our 2005 operating expenses, characterized as “selling, general and administrative expenses” and “research and development expenses” in the Consolidated Statements of Operations, were $1,321 million in 2005 compared to $1,383 million in 2004. As a percentage of revenue, total operating expenses for 2005 improved to 21.9% from 23.1% in 2004. The decrease in selling, general and administrative costs of $65 million reflects our continued efforts to reduce our infrastructure costs through information technology savings of approximately $29 million, real estate savings of approximately $7 million, finance savings of approximately $9 million, and other savings from primarily human resource-related programs of approximately $10 million. The remainder of the decrease was due to a reduction in discretionary spending, somewhat offset by an increase in demand creation spending within our Data Warehousing business. Research and development expenditures were comparable to prior year levels and primarily include research and development activities for our three major product businesses.”

Income Taxes, page 19

2.	We note your response to previous comment number 5. Given the nature and the amount of the adjustments related to the settlements of prior year domestic tax audits, it appears that a more detailed description of the circumstances surrounding the adjustments is warranted. In this regard, it appears that information similar to that provided in your response would be helpful to investors.

Response:

In future filings, the Company will revise its discussion of the $214 million tax benefit recognized in 2005. The revised discussion will include a similar explanation as provided in the Company’s June 12, 2006 response to comment number 5 in the Commission’s Comment Letter dated May 16, 2006.

NCR Corporation

3.	We note that the impact of the reversal of tax accruals has been material to you. Separately, we note the disclosure in your MD&A indicating that the settlement of ongoing audits could be material to you in future periods. In view of this, tell us the amount of your recorded reserves related to these ongoing audits. Additionally, explain the consideration you have given to disclosing the amounts of these reserves.

Response:

The Company’s income tax reserve balances as of December 31, 2005 totaled $174 million. The reserves, by type of issue, were as follows:

In millions	December 31, 2005
Foreign Transfer Pricing	$100
Reorganizations, Liquidations and Divestitures	20
Interest (primarily foreign)	19
Foreign	15
Other and State	20

Total Reserves	$174

The reserves related to foreign transfer pricing involve audits in and offsets between multiple jurisdictions. Jurisdictions with reserves in excess of $1 million included the United Kingdom, Spain, Canada and India. The Company recorded the additional tax liabilities, which result from uncertain tax positions as non-current liabilities in the caption, “Income taxes.” While we have not previously disclosed the amount of the total tax reserves, upon the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, we will provide the new required disclosure. Also, beginning in our Form 10-Q filing for the Fiscal Quarter Ended September 30, 2006, we will separately disclose the total amount of our tax reserves.

Financial Condition, Liquidity and Capital Resources, page 20

4.	We note your response to previous comment number 7. Currently, you disclose that free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in your existing businesses, strategic acquisitions, repurchase of NCR stock and repayment of debt obligations. However, it appears that the measure of free cash flow you have presented is before reduction for any of the items you identify. As a result, it is not clear why you believe your presentation adequately reflects the guidance in the answer to question 13 in the FAQ.

NCR Corporation

Response:

As disclosed in our Form 10-Q for Fiscal Quarter Ended June 30, 2006, we define “free cash flow” as net cash provided by operating activities less capital expenditures for property, plant and equipment, and additions to capitalized software. Positive free cash flow allows the Company to invest in existing businesses, invest in strategic acquisitions, repurchase NCR stock and repay debt obligations, along with payments of other discretionary and non-discretionary expenditures, not already deducted from the measure of free cash flow. In future filings, the Company will revise its definition and indicate that free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure.

Report on Form 10-Q for the Quarterly Period Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Accounting Change, page 6

5.	We note your response to prior comment number 12 from our letter dated May 16, 2006. Further explain to us your basis for concluding that your prior method of accounting for reworkable service parts is acceptable. As part of your response, provide the following:

•	Explain why you believe that the pattern of revenue recognition under maintenance contracts should govern the recognition of costs incurred in connection with fulfilling your obligations under specific contracts;

•	Explain why you believe that it was appropriate to amortize the cost of the pool of parts over the expected period for which they were used, as opposed to recording the cost of parts in the periods in which they were actually used. As part of your response, explain why it would be appropriate for different maintenance contracts to bear the same amount of cost for reworkable service parts without regard to the extent to which parts were actually consumed in connection with specific contracts;

•	Explain the basis for your assertion that your prior method was consistent with the methods followed by others in your industry;

•	Explain your basis for not previously adopting a policy that was consistent with the guidance of Q&A #12 of TIS Section 2140 of the AICPA Technical Questions; and,

•	Quantify the impact that the change in method would have on the financial statements included in your most recent 10-K and any subsequent interim periods.

NCR Corporation

Response:

We believe our prior method of accounting for reworkable service parts was acceptable and our new method is preferable. Our prior method of depreciating the reworkable service parts over the period they were expected to be used resulted in an attribution of expense that was not materially different from the preferable “inventory method.” Under our prior method, we viewed the use of a straight-line depreciation approach as acceptable as it represented a systematic and rational manner of allocating expenses to the periods expected to benefit from the use of the reworkable service parts.

In response to your comments above, we acknowledge that the pattern of revenue recognition under maintenance contracts should not govern the recognition of costs incurred in connection with fulfilling our obligations under specific contracts. Further, we acknowledge that the cost of parts should be recorded in the periods in which they are actually used, as opposed to amortizing the cost of the pool of reworkable service parts over the period they were expected to be used. However, our prior method of depreciating the cost of reworkable service parts over their estimated useful life approximated the recognition of cost under the new “inventory method” because it systematically attributed the diminishing value of the reworkable service parts as they were utilized in the satisfaction of our customer service maintenance obligations.

While we acknowledge that different maintenance contracts should not bear the same amount of cost for reworkable service parts without regard to the extent to which parts are actually consumed in connection with specific contracts, we do not report our customer services maintenance contracts on a contract-by-contract basis. When aggregated for reporting within our consolidated financial statements, the costs recognized for depreciating our reworkable service parts under our prior method of accounting was not materially different than what would have been reported under an “inventory method” whereby the costs would have been recognized as the parts were consumed.

Effective April 1, 2006, we changed our method of accounting to the preferable “inventory method” as described in our June 12, 2006 response. Our new method of accounting for reworkable service parts recognizes expense during periods in which the parts are used, reflects the parts at their lower of cost or fair value in a manner consistent with ARB 43, and more closely aligns the accounting with the management and use of the parts.

Our previous method of accounting was consistently applied for over 30 years. We believe a method similar to our prior method was used by five other companies in our industry or that engage in hardware maintenance businesses. Our primary U.S. competitor in the Automated Teller Machine (ATM) business lists “Rotable spares” as a component of the total for Property, Plant and Equipment. They also disclosed that Property, Plant and Equipment are recorded at cost less accumulated depreciation. Another company in our industry disclosed the following in their Form 10-K: “Service parts for maintenance are valued at the lower of amortized cost or market. Amortization of the aggregate service parts is computed on a straight-line basis over the estimated useful life of three to seven years.” The other three companies also provided similar disclosures in their recent filings.

NCR Corporation

Our prior method of accounting approximated the results of operations that would have resulted if we had followed Q&A #12 of TIS Section 2140 of the AICPA Technical Questions and was consistent with the accounting methods of others in the industry. The difference between the two methods is not material. In addition, we considered that industry practice and AICPA Qs and As are both Category (d) GAAP and our prior method of accounting was disclosed within our prior period Forms 10-K. We did not adopt the guidance of Q&A #12 earlier because it was only recently that we started assessing accounting alternatives as we transitioned to a more active approach to parts management within our Customer Services business. This more active approach includes improved analysis of parts usage, increased efficiency in moving parts between locations, and better forecasting of purchasing requirements.

As disclosed in Note 1 of our Form 10-Q for the Quarterly Period Ended June 30, 2006, we recorded the change in accounting in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, and retrospectively applied the new inventory method to all prior periods.

The following table shows the impact of retrospectively applying this change to our Balance Sheets. The impact of this change was to increase inventories as a result of reclassifying reworkable service parts from a long term asset to inventory. There was no change in Total Assets.

In millions	December 31, 2005	December 31, 2004
Inventories, net (as reported)	$361	$355
Plus reworkable service parts, net	234	223

Inventories, net (based on new accounting method)	$595	$578

The following table shows the impact of retrospectively applying this change to our Cash Flows.

In millions	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Net cash provided by operating activities (as reported)	$608	$436	$441
Less expenditures for reworkable service parts	(94)	(89)	(96)

Net cash provided by operating activities (based on new accounting method)	$514	$347	$345

Net cash used in investing activities (as reported)	$(255)	$(172)	$(235)
Plus expenditures for reworkable service parts	94	89	96

Net cash used in investing activities (based on new accounting method)	$(161)	$(83)	$(139)

NCR Corporation

As further outlined below, the impact of the accounting change on previously reported income from operations, net income and earnings per share of the current and each prior period was not material. Therefore, in accordance with Staff Accounting Bulletin Topic 5:F, the cumulative effect of the change in accounting method of approximately $0.2 million was recorded in the Condensed Consolidated Statement of Operations for the Fiscal Quarter Ended June 30, 2006.

We assessed the materiality of the change in accounting to the prior periods by considering both the quantitative and qualitative aspects. We determined that the quantitative impact to prior periods was not material as summarized below (in millions):

	Q1 2006	2005	2004	2003	2002 and Prior	Total
Impact on income before taxes	$—	$(1.5)	$(0.9)	$(3.8)	$6.0	$(0.2)

The following table shows the quantitative impact of this change on our results of operations for the periods included in our most recent Form 10-K. The change in accounting method had no impact on the results for the three months ended March 31, 2006.

In millions, except per share amounts	For the year ended December 31, 2005	For the year ended December 31, 2004	For the year ended December 31, 2003
Income before income taxes	$396	$251	$72
Income tax (adjusted for (1) below)	81	46	14

Net Income (adjusted for (1) below)	$315	$205	$58
EPS (adjusted for (1) below)	$1.67	$1.07	$0.30

Impact on Income before income taxes	$(1.5)	$(0.9)	$(3.8)
Percent of Income before income taxes	-0.4%	-0.4%	-5.3%

Impact on Net Income (adjusted for (1) below)	$(1.1)	$(0.7)	$(3.1)
Percent of Net Income (adjusted for (1) below)	-0.3%	-0.4%	-5.3%

Impact on EPS	$(0.01)	$(0.00)	$(0.02)
Percent of EPS (adjusted for (1) below)	-0.3%	-0.4%	-5.3%

(1)	Adjusted to exclude the $85 million in 2004 and $214 million in 2005 tax benefit due to resolution of prior year tax audits (as disclosed in Note 7 of Notes to Consolidated Financial Statements in our Form 10-K for the Fiscal Year Ended December 31, 2005).

In addition to the quantitative analysis above, the Company also assessed the qualitative aspects to determine if the retrospective application of this change would be material to the Company’s previously reported financial statements. We considered the following qualitative factors in our assessment of materiality:

1)	Whether the accounting change arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision in the estimate?

NCR Corporation

2)	Whether the accounting change masks a change in earnings or other trends?

3)	Whether the accounting change hides a failure to meet analysts’ consensus expectations for the Company?

4)	Whether the accounting changes a loss into income or vice versa?

5)	Whether the accounting change concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability?

We also assessed whether or not the accounting change would have an impact on the following items:

•	NCR’s compliance with regulatory requirements;

•	NCR’s compliance with loan covenants or other contractual requirements;

•	Management’s compensation; and

•	Concealment of an unlawful action.

We concluded that the accounting change did not distort the trend, cause us to exceed analyst expectations or change a loss into income or vice versa. The accounting change did not materially impact the segment results nor did the change impact NCR’s compliance with regulatory requirements, loan covenants, management compensation or concealment of an unlawful action.

As a result of our analysis of both quantitative and qualitative factors, we concluded that the accounting change on each period of previously reported income from operations, net income and earnings per share was not material and would not be probable of changing or influencing the judgment of a reasonable person relying on the reported information.

In Note 1 of our Form 10-Q filing for the Quarterly Period Ended June 30, 2006, we explained the accounting change and quantified the impact to the balance sheet, cash flow statement and statement of operations. We consider the financial statement impact of the change in accounting for reworkable service parts to be immaterial and adequately disclosed in our most recent quarterly filing. If the Commission believes that our disclosures to the investment community should be enhanced, we are willing to accelerate the filing of retrospectively adjusted financial statements as of and for the three years ended December 31, 2005, through the filing of a Form 8-K.

NCR Corporation

Please do not hesitate to contact me at 937-445-7300 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,

/s/ Peter J. Bocian
Peter J. Bocian
Senior Vice President and Chief Financial Officer
NCR Corporation
(937) 445-7300

cc:	Audit Committee of the Board of Directors

PricewaterhouseCoopers LLP

James M. Ringler, Chairman of the Board of Directors

William Nuti, Director, President and Chief Executive Officer